25001932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 24 2025
Washington, DC

SEC FILE NUMBER
8-28820

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lakeshore Securities, LP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 S. La Salle Street Suite 1000
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Gannon	312.663.1307	mgannon@lakeshoresecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W. Wacker Drive 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark E. Gannon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lakeshore Securities, LP, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROMAN MILLER
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 18, 2026

Notary Public

Signature:

Title: Financial Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

FGMK
Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance of
Lakeshore Securities L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lakeshore Securities L.P. (the "Partnership") as of December 31, 2024, and the related statements of income, changes in partners' capital, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership 's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information presented in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplementary information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information presented in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

FGMK, LLC

We have served as the Partnership's auditor since 2022.

Chicago, Illinois
February 20, 2025

Lakeshore Securities L.P.

Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	1,730,015
Securities owned, at fair value		228,813
Receivable from broker-dealers and others		4,093,140
Right of use asset		77,319
Other assets		51,001
Total assets	$	6,180,288
Liabilities and Partners' Capital		
Liabilities		
Compensation payable	$	299,350
Accounts payable and accrued expenses		585,526
Lease liability		77,068
Contract liabilities		1,993
Total liabilities		963,937
Partners' capital		5,216,351
Total liabilities and partners' capital	$	6,180,288

The accompanying notes are an integral part of this statement.

Lakeshore Securities L.P.

Statement of Income
Year Ended December 31, 2024

Revenues:	
Revenue from contracts with customers	$ 20,719,867
Principal transactions	
Unrealized gain (loss) on stock held for investment	19,719
Dividends and Interest	47,544
Total revenues	20,787,130
Expenses:	
Compensation and related benefits	11,087,761
Clearing, floor brokerage, exchange and transaction fees	5,124,970
Permit fees	632,350
Communications	415,280
Professional fees	224,565
Rents	660,717
General and administrative expenses	651,471
Total expenses	18,797,114
Net income	$ 1,990,016

The accompanying notes are an integral part of this statement.

Lakeshore Securities L.P.

Statement of Changes in Partners' Capital
Year Ended December 31, 2024

	General Partners	Limited Partners	Total
Balance, beginning of year	$ 6,044,073	$ 182,262	$ 6,226,335
Distributions	(2,910,000)	(90,000)	(3,000,000)
Net income	1,930,316	59,700	1,990,016
Balance, end of year	$ 5,064,389	$ 151,962	$ 5,216,351

The accompanying notes are an integral part of this statement.

Lakeshore Securities L.P.

Statement of Cash Flows
Year Ended December 31, 2024

Cash Flows from Operating Activities:		
Net income	$	1,990,016
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash lease expense		64,708
Changes in assets and liabilities:		
Securities owned		(19,719)
Receivable from broker-dealers and others		36,499
Other assets		(5,289)
Compensation payable		(251,400)
Accounts payable and accrued expenses		(147,898)
Payments made on lease liability		(64,959)
Contract liabilities		(19,031)
Net cash provided by operating activities		1,582,927
Cash Flows from Financing Activities:		
Distributions		(3,000,000)
Net cash used in financing activities		(3,000,000)
Increase(Decrease) in cash and cash equivalents		(1,417,073)
Cash and cash equivalents:		
Beginning of year		3,147,088
End of year	$	1,730,015

The accompanying notes are an integral part of this statement.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Lakeshore Securities L.P. ("the Partnership") is a registered broker-dealer and a trading permit holder ("TPH") at Cboe Global Markets, Inc. The Partnership is also registered as an introducing broker ("IB") with the Commodity Futures Trading Commission ("CFTC"), and is a member of the National Futures Association ("NFA") and a TPH at the Cboe Futures Exchange. The Partnership provides brokerage and clearing services to customers, primarily broker-dealers, on a national basis. Additionally, the Partnership is also engaged in proprietary trading.

Although the Partnership is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). The Partnership conducts business on a fully disclosed basis and does not hold customer funds or securities.

The following is a summary of the Partnership's significant accounting policies:

Accounting policies: The Partnership follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash and cash equivalents: Cash equivalents are highly liquid investments with original maturities of three months or less at the date of acquisition. The Partnership regularly maintains demand deposit accounts for daily operations and money market accounts for maintaining excess cash requirements in interest bearing accounts. The cash in bank deposit accounts, at times may exceed federally insured limits.

Securities owned: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Partnership are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. Securities owned consists of equity securities which are listed on a national securities exchange and are valued based upon the last reported sales price on the day of valuation. Securities owned are classified within Level 1 of the fair value hierarchy as their value is based on quoted prices for identical assets in an active market.

Revenue recognition: Revenue from contracts with customers is recognized as the Partnership satisfies its performance obligations by securing trade transactions for customers. A trade transaction is considered secured for a customer when the customer is provided a trade confirmation. The commission revenue recognized by the Partnership reflects the consideration to which the Partnership expects to be entitled in exchange for execution of the trade transaction on behalf of the customer.

Significant Judgments. Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions: The Partnership buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Partnership charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Partnership fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. These revenues are recognized at a point in time.

Exchange fees, Clearing Member Trade Agreement (CMTA) fees and Block Discounts: The Partnership is charged a fee from the exchange where the customer trade is made. That fee is billed through to the customer at the time the customer is billed for its brokerage commission. Where a Clearing Member Trade Agreement (CMTA) exists, an additional procedure is required. The Partnership charges a CMTA fee to customers for that action at the time it bills the customer for the brokerage commission. Certain trades may earn a block discount from the exchange due to the volume of the trade. The Partnership is not required to pass that discount through to the customer, so it retains that discount in revenue as Block Discounts at the time the customer is billed for its brokerage commission. These revenues are recognized at a point in time.

Management fee: The Partnership provides management services to customers. Revenue is recorded based on a set fee every month as established in a contractual agreement between the Partnership and the customer. Management fees are typically paid monthly in arrears. These revenues are recognized at a point in time.

Order flow income: A third-party trading firm may receive a preference for making certain equity trades and pays the Partnership for allowing that firm to make the trade. These revenues are recognized at a point in time.

CAT fee revenue: The Partnership is charged for Consolidated Audit Trail tracking (CAT fee) on certain transactions executed on the CBOE Exchange. The Partnership bills CAT fees it incurs to customers at the same rate it is charged unless a lower rate has been negotiated by agreement with the customer. For 2024, the fee charged to the Partnership and billed to customers was $0.00048 per executed contract. These revenues are recognized at a point in time.

Disaggregation of revenue. In the following table, all revenue from contracts with customers is disaggregated over time or at a point in time by source

For the Year ended 12/31/2024	Revenues recognized		
	Over time	Point in time	Total
Brokerage commissions	$ -	$19,100,089	$19,100,089
Exchange fees	-	965,807	$ 965,807
CMTA fees	-	158,660	$ 158,660
Block discounts	-	95,437	$ 95,437
Facilities management fees	-	297,000	$ 297,000
Order flow income	-	309	$ 309
CAT fee revenue	-	102,565	$ 102,565
	$ -	$20,719,867	$20,719,867

Securities transactions: Securities transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. The resulting realized gains and losses and change in unrealized gains and losses are reflected in principal transactions in the Statement of Income.

Dividends and Interest: Dividend income for investments in stocks are recognized on the ex-dividend date recorded together with interest income in the Partnership's Statement of Income. Interest income is recorded on the accrual basis.

Receivables from broker-dealers and others and credit losses: The Partnership's receivables from broker-dealers include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Partnership's trades and contracts are cleared through a clearing broker and settled daily between the clearing broker and the Partnership. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Partnership for a very short period of time. Cash and equity securities held by the clearing broker collateralize amounts due to the clearing broker, if any, and may serve to satisfy margin and regulatory requirements. The Partnership continually reviews the credit quality of its counterparties.

Accounts receivable are reported net of any estimated allowances for credit losses and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Partnership may establish an allowance for credit losses to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for credit losses is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators.

The Partnership accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326 *Financial Instruments – Credit Losses.* FASB ASC 326 requires the Partnership to estimate expected credit losses over the life of its financial assets and certain off balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Partnership records the estimated expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes, if any, in the allowance for credit losses is reported in Credit Loss expense. No allowance was deemed necessary as of December 31, 2024 or January 1, 2024.

Contract liability: The Partnership records a contract liability when the Partnership receives payment in advance of satisfying its performance obligation and recognizing revenue. The contract liabilities balance as of December 31, 2024 and January 1, 2024 was $1,993 and $21,024 respectively.

Income taxes: The financial statements do not reflect any income taxes since the taxable income of the Partnership is includable in the income tax returns of the partners.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2024. The Partnership is generally not subject to U.S. Federal and state tax examinations for up to three years.

Segment reporting: The Partnership is engaged in a single line of business as a securities broker-dealer providing brokerage and clearing services primarily to other broker-dealers. The Partnership has identified its Financial and Operations Principal, one of the general partners, as the chief operating decision maker (CODM) who uses net income to evaluate the results of the business. The CODM also oversees the maintenance of net capital (see Note 9, which is not a measure of profit and loss) to comply with SEC requirements. The Partnership's operations constitute a single operating segment, and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Recently Issued Accounting Pronouncement Adopted: In November, 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07. "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, "which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. We adopted this standard effective January 1, 2024. For further information, refer to the prior policy section on segment reporting.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

<u>Level 1</u>. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

<u>Level 2</u>. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

<u>Level 3</u>. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based

upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

A description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Common stock: Fair value of securities traded on a national securities exchange are based upon the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

	Fair Value Measurements			
Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Common stock:	$ 228,813	$ -	$ -	$ 228,813

The Partnership assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Partnership's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Note 3. Receivable from Broker-Dealers and Others

Receivable from broker-dealers and others at December 31, 2024 consists of the following:

Brokerage commissions receivable	$ 3,595,051
Cash held by the clearing broker	498,089
	$ 4,093,140

Note 4. Leases

The Partnership is a lessee in a non-cancelable operating lease for a single office space area subject to FASB ASC 842, *Leases*. The Partnership determines if an arrangement is a lease, or contains a lease, at inception of a contract and when terms of an existing contract are changed. The Partnership recognizes a

lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Because a discount rate is not implicit in the lease, the Partnership uses a discount rate equal to the incremental borrowing rate available to the Partnership at the commencement of the lease. The Partnership's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepare (accrued lease payments, less the unamortized balance of lease incentives received), and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease expires on January 31, 2026.

The Partnership has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Partnership is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Partnership has an obligation as a lessee with initial non-cancelable terms of more than 12 months. The Partnership classified this lease as an operating lease. The Partnership's lease does not include restrictive financial or other covenants. Payments due under the lease contract are fixed. The Partnership's office space lease requires it to make variable payments for the Partnership's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Partnership through its association with the Chicago Board Options Exchange ("CBOE") rents equipment at the CBOE for transacting its trades there. The CBOE charges back monthly for the use of that equipment without entering into any long-term lease agreements.

The components of lease cost for the year ended December 31, 2024 are as follows:

Operating lease cost	$	64,708
Short term lease costs		596,009
Total lease costs	$	660,717

Other information related to leases as of December 31, 2024 was as follows:

Right of use asset obtained in exchange for lease obligation	$	119,272
Weighted average remaining lease term:		
Operating leases		1.1 years
Weighted average discount rate:		
Operating leases		9.50%

Maturities of lease liability under non-cancelable operating leases as of December 31, 2024 are:

2025		64,959
2026		16,240
Subtotal	$	81,199
Less imputed interest		(4,131)
Total lease liability	$	77,068

In January 2024, the Partnership entered into a two-year lease agreement to lease the same office space it had occupied under previous lease agreements. A security deposit of one month's rent was provided to the building owner. The agreement provides for 24 monthly payments of $5,413 producing total rents of $129,918 for the term of the lease.

Note 5. Commitments, Contingencies and Indemnifications

The Partnership agreement provides, among other things, that the Partnership may, under certain circumstances and subject to minimum capital requirements, elect to purchase a partner's interest at a price, as defined.

In the normal course of business, the Partnership may be subject to various claims, litigation, regulatory and arbitration matters. The Partnership indemnifies and guarantees certain service that provides against specified potential losses in connection with their acting as an agent of or providing services to their customers. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6. Partners' Capital – Limited Partner

One partner has a 3% interest in the Partnership and is considered a Limited Partner under the Partnership Agreement. The other three partners are considered General Partners

Note 7. Employee Benefit Plan

The Partnership participates in a 401(k) employee benefit plan covering substantially all of its employees and employees of related entities. Contributions to the plan are at the discretion of the Partnership. During the year ended December 31, 2024, the Partnership made a contribution of $1,278 to the plan.

Note 8. Customer Concentration and Concentration of Credit Risk

For the year ended December 31, 2024, three customers comprised approximately 22% of total revenue. At December 31, 2024, four customers represented an aggregate of 37% of the total receivable from broker-dealer and others.

The receivable from broker-dealers and others represents a concentration of credit risk resulting from the Partnership's brokerage activity. The Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the counterparties with which it conducts business and does not anticipate nonperformance by these counterparties.

In the ordinary course of business, the Partnership may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Partnership's

management believes that their ultimate outcome will not have a material effect on the Partnership's financial position, results of operations, or net cash flows.

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of future obligations under these indemnifications to be remote.

Note 9. Net Capital Requirements

The Partnership is subject to the minimum net capital requirements of the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital accordingly. Under the SEC Rule 15c3-1, the Partnership is required to maintain "net capital" equal to the greater of 2 percent of combined "aggregate indebtedness" or $250,000, as these terms are defined.

Net capital and net capital requirements change from day to day, but as of December 31, 2024, under the most restrictive of these requirements, the Partnership had net capital and net capital requirements of $3,029,202 and $250,000 respectively. The net capital rule may effectively restrict partner distributions.

Note 10. Subsequent Events

The Partnership has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. An agreement has been made by the limited partner with one of the general partners to purchase 12% of the general partner's interest in the Partnership effective January 1, 2025.

Lakeshore Securities L.P.

Computation of Regulatory Net Capital under Rule 15c3-1 of the Securities and Exchange Commission — **Schedule I**

December 31, 2024

Total partners' capital - December 31, 2024			$	5,216,351
Deductions and/or charges:				
Nonallowable assets from statement of financial condition:				
Receivable from broker-dealers and others	$	2,084,628		
Security deposits and prepaid expenses		50,951		
Total deductions and/or charges				2,135,579
Net capital before haircuts on proprietary positions				3,080,772
Haircuts:				
2% of money market instruments		17,074		
Haircuts on common stock		34,496		
				51,570
Net capital				3,029,202
SEC Rule 15c3-1 greater of:				
Minimum dollar requirement		250,000		
Minimum dollar requirement, 2 percent of aggregate indebtedness		-		
				250,000
Excess net capital			$	2,779,202

Note: There are no material differences between the preceding computation and the Partnership's corresponding filed unaudited FOCUS Report Part II of Form X-17A-5 as of December 31, 2024.

Lakeshore Securities L.P.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission **Schedule II**
December 31, 2024

The Partnership is claiming an exemption from reserve requirements relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R Sec. 240.17a-5 because the Partnership limits its business activities exclusively to execution of customer securities on an agency basis and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted for effecting transactions via subscriptions or on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Lakeshore Securities L.P.

Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission **Schedule III**
December 31, 2024

The Partnership is claiming an exemption from control requirements relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R Sec. 240.17a-5 because the Partnership limits its business activities exclusively to execution of customer securities on an agency basis and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted for effecting transactions via subscriptions or on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FGMK
Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance of
Lakeshore Securities L.P.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Lakeshore Securities L.P. (the "Partnership") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Partnership is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Partnership limits its business activities exclusively to execution of customer securities orders on an agency basis. In addition, the Partnership did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Lakeshore Securities L.P.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about Lakeshore Securities L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Partnership's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

FGMK, LLC

Chicago, Illinois
February 20, 2025

Lakeshore Securities L.P.

Exemption Report
December 31, 2024

Lakeshore Securities LP (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR Sec. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR Sec. 140.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Partnership states the following

(1) The Partnership does not claim an exemption under paragraph (k) of 17 CFR Sec. 240, and

(2) The Partnership is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR Sec. 240.17a-5 because the Partnership limits its business activities exclusively to execution of customer securities orders on an agency basis and the Partnership (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph(a) or (b)(2) of Rule15c2-4 and or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Mark Gannon, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

LAKESHORE SECURITIES, L.P.

By: Mark E. Gannon

Mark E. Gannon, FinOp and CCO

FEBRUARY 20, 2025

[Date of report]

FGMK
Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance of
Lakeshore Securities L.P.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Lakeshore Securities L.P. (the "Partnership") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Partnership has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Partnership's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Partnership to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Partnership's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Partnership and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Partnership and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

FGMK, LLC

Chicago, Illinois
February 20, 2025